NOTE AMENDMENT

Reference is made to those certain secured convertible promissory notes issued to Mark A Wilton (“Holder”) by Next 1 Interactive, Inc. (“Maker” or “Next 1”), dated April 15, 2011, April 15, 2001, April 15, 2011, October 14, 2011, January 3, 2012, January 12, 2012, May 15, 2012 and October 4, 2012, respectively, in the amounts of $4,388,526, $211,000, $1,500,000, $83,000, $100,000, $100,000, $75,000 and $505,000, respectively and totaling $6,962,526, copies of which are attached hereto (the “Notes”). The current balance of these Notes after conversions, assignments and interest totals $6,055,095 as of November 30, 2013. Capitalized terms used and not defined herein shall have the meanings set forth in the respective Notes.

WHEREAS, the Maker has sought the Holder’s consent to amend the Notes to help Maker build its business operations while allowing it to continue to only make interest payments to Holder.

NOW, THEREFORE, in consideration of the mutual covenants contained herein below, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to amend the Notes as follows:

1.	The Maturity Date of each of the Notes shall be extended to December 1st, 2014. In addition, on or after December 1, 2014, the Maker shall have the right to extend the Maturity Date of each of the Notes to December 1st, 2015 provided that all quarterly interest payments of $90,000 due January 15, April 15, July 15 and October 15, 2014 due to Holder from Maker under the Notes have been paid.

2.	The Variable Conversion Price as applied to each of the Notes shall no longer be based or determined on Market Price and shall instead be defined as a fixed amount of fifty cents ($.50) per share. The adjustment of the conversion price to this agreed to floor will allow Next 1 to obtain additional financing and implement certain new programs as described in Attachment “A”.

3.	The Maker shall have the right to convert the unpaid principal amount of the Notes and any interest accrued thereon into the Next 1 Interactive, Inc. Stock upon ninety (90) days prior written notice to Holder following the earlier to occur of: (i) the Maker’s filing of a quarterly or annual report with the Securities and Exchange Commission which reports that the Company (Maker or its subsidiary RealBiz Media Group, Inc.) generated operating profit from its operations during the fiscal quarter to which the report relates; or (ii) the closing price for the Maker’s common stock on its principal market equals or exceeds one dollar and fifty cents ($1.50) and has held that value or better for more than 10 consecutive days and that all Next 1 Interactive, Inc. Common shares given to Holder shall be free and clear with no restrictions.

4.	In addition, Holder shall receive on the date hereof a warrant to purchase 12,000,000 shares of RealBiz Media Group, Inc. at a warrant exercise price of fifty cents ($.50) per share, exercisable for a period of one (1) year from issuance provided that Holder has not declared any default under the Notes. The exercise of warrants into common shares of RealBiz will have no Company restrictions imposed and will only be subject to those restrictions imposed by SEC. The Holder shall have the right to extend the exercisable period of these warrants for an additional year in the event he extends the Notes.

5.	The Notes, as amended by this Amendment, contain the entire agreement between the parties hereto regarding same, and there are no other agreements, warranties or representations which are not set forth therein or herein. This Amendment may not be modified or amended except by an instrument in writing duly signed by or on behalf of the parties hereto.

6.	This Amendment shall be governed by and construed and enforced in accordance with the local laws of the State of Florida applicable to agreements made and to be performed entirely within the State, without regard to conflict of laws principles.

7.	This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Executed February 24, 2014.

NEXT 1 INTERACTIVE, INC. (“MAKER”)HOLDER:

By:	/s/Bill Kerby	/s/ Mark A. Wilton
	Bill Kerby – CEO	Mark A. Wilton

ACKNOWLEDGED AND AGREED

Regarding Section 4 above

REALBIZ MEDIA GROUP, INC.

By:	/s/ Bill Kerby
Bill Kerby – CEO

Attachment “A”

As part of this agreement the Company undertakes to use its best efforts to begin to implement new travel programs in efforts to cause revenue generation. As part of these efforts the company will complete the following projects within 90 days of the execution of this note.

1.	To complete a joint venture transaction with Mark Travel for co-ownership of the VoyageTV film assets and website.

2.	To cause Realbiz to issue not less than an additional 22 million Preferred A shares to Next 1.

3.	To cause Realbiz to transfer to Next 1 the necessary rights required to allow Next 1 to utilize the RealBiz technology platforms such that Next 1 can adapt the technology at its expense for use in a travel agent environment. Such transfer will be done at no cost to Next 1 and all modifications will be done at Next 1’s expense.